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                                                              PROGEN
                                                              INDUSTRIES LIMITED



                         STRONG UPTAKE OF PROGEN OPTIONS


BRISBANE,  AUSTRALIA  TUESDAY  7  JUNE 2005 Progen Industries Limited (ASX: PGL,
NASDAQ: PGLAF) announced today that there was a strong uptake by option holders of the listed options that expired on 31 May 2005. A total of 3,516,022 options were underwritten by Emerging Growth Capital Pty Limited (eG Capital). Participation was strong amongst option holders with 2,297,007 options being taken up.

Participation in the option issue from Australian based investors was strong, with a take up rate of approximately 80%.

The shortfall of 1,219,015 options (34.7%) will be placed with a small number of existing institutional investors, who have been long-term supporters of Progen. Mark Fordree, Managing Director of eG Capital commented that the shortfall was about 3-4% higher than estimated prior to signing the Underwriting agreement but reflected a normal take up rate for this type of exercise. He said "This was an outstanding result given the current volatility in the biotech sector both in Australia and the US. eG Capital remains confident that the Company will achieve its stated goals."

As a result of the options exercise and underwriting, Progen is in a strong cash position with approximately $24.6 million in cash.

Progen CFO and Company Secretary Linton Burns commented. "We are encouraged and appreciative of the support shown by our option holders. The additional cash from the exercise of these options will help us to achieve important goals. In particular these cash resources will be applied towards progressing the PI-88 clinical program including the three Phase II trials currently ongoing, manufacturing scale-up and optimisation, licensing activities and advancing our innovative drug discovery efforts to the next stage of development."

The shortfall securities are due to be issued on 15 June 2005.


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ABOUT  PROGEN:
Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.

Progen's  three  key  areas  of  focus  are:
- CLINICAL DEVELOPMENT - via a focused clinical trial programme involving its two compounds PI-88 and PI-166.
- DRUG DISCOVERY - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- COMMERCIAL SERVICES - manufacturing of biopharmaceutical products to global standards.


KEYWORDS - Progen, cancer, PI-88, biotechnology


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WEB LINKS TO SELECTED RECENT NEWS AND OTHER INFORMATION ABOUT PROGEN:
PI-88 melanoma combination Trial launched  www.progen.com.au/?page=nepress2005.html
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Phase II melanoma results at ASCO          www.progen.com.au/?page=nepress2005.html
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Underwriting Agreement Signed              www.progen.com.au/?page=nepress2005.html
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Open Briefing: MD on strategy              www.progen.com.au/?page=nepress2005.html
                                           ----------------------------------------
AGM Managing Director's Address            www.progen.com.au/?page=nepress2004.html
                                           ----------------------------------------
PI-88 mode of action                       www.progen.com.au/?page=repi-88.html
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Progen's drug development pipeline         www.progen.com.au/?page=pihome.html
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Progen Industries Ltd                      www.progen.com.au
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CONTACTS:

PROGEN INFORMATION:
Linton Burns                               Lewis Lee
Chief Financial Officer                    Managing Director
Progen Industries Limited                  Progen Industries Limited
Linton.Burns@progen.com.au                 Lewis.Lee@progen.com.au
--------------------------                 -----------------------
Ph:  61 7 3273 9100                        Ph: 61 7 3273 9100
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This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.


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